525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

Ram Padmanabhan
rp@kattenlaw.com
312.902.5520 direct
312.577.8733 fax

August 27, 2009

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form S-3
Filed July 17, 2009
File No. 333-160648

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated August 7, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on July 17, 2009. For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate. Amendment No. 1 to Form S-3 (“Amendment No. 1”) is being filed via EDGAR concurrently herewith.

In accordance with the Comment Letter and discussions with the Staff, responses to Comments 2 through 11 are being provided supplementally in this correspondence and will be included, together with any Staff comments thereto, in Amendment No. 2 to the Form S-3.  Amendment No. 1 does reflect, however, the reduction in the number of shares registered as discussed in the response to Comment 1 below.

General

1.
We note that you are registering the sale of 11,014,424 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you do not appear to be eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

August 27, 2009

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a resale transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

August 27, 2009

Response:

In accordance with conversations with the Staff, we have reduced the number of shares of common stock sought to be registered from 11,014,424 to 4,073,238 (the “Offered Shares”).  That number represents approximately 46% of the common stock outstanding and not held by affiliates of the Company (the “Public Float”) as of the first closing date for the sale of the Series D Preferred Stock and Series D Warrants, 37% of the Public Float as of the day before the filing of the registration statement and 35% of the Public Float as of August 24, 2009. We should also mention that we anticipate that on or around September 16, 2009, our Series B Convertible Preferred Stock will mature and convert into 2,537,291 shares of common stock.  As a result, after this conversion, the 4,073,238 shares we are attempting to register will only represent approximately 29% of the Public Float as of September 16, 2009. Although we seek to register slightly in excess of the Staff’s recommended benchmark of 33% of the Public Float, we are doing so solely to register all of the shares of common stock underlying the Series D Preferred, as registering the shares underlying the Series D Preferred will permit the Company to meet certain conditions and avail itself of certain rights set forth in the Certificate of Designation of Preferences, Rights and Limitations of the Series D Preferred (the “Series D Certificate of Designation”). (We are registering a small amount of shares of common stock underlying Series D Warrants only because the selling stockholders have the right to elect to register the shares underlying their Series D Warrants instead of the shares underlying their Series D Preferred, and a few of the selling stockholders have made that election.) Registering less than all of the shares underlying the Series D Preferred could adversely affect the Company’s capital financing efforts in the future, and the amount we need to register to avoid this situation is only marginally higher than the Staff’s recommended benchmark.

We understand that the Staff’s recommended benchmark of 33% of the Public Float is a guideline that may be exceeded in light of the fact and circumstances. In its Comment Letter, the Staff sets forth a number of factors that it deems to be relevant to an analysis of whether a resale offering is eligible to be made under Rule 415(a)(1)(i).  Those factors overlap with the factors set forth in Item D.29 of the SEC's 1997 Manual of Publicly Available Telephone Interpretations that an issuer should analyze to determine whether an offering is a secondary offering within the meaning of Rule 415.

An analysis of how this offering should be viewed under each of these factors is set forth below.

1.           The number of selling stockholders and the percentage of the overall offering made by each stockholder

As stated above, the Company has agreed to reduce the size of the registration to 4,070,238 shares.  In connection with this reduction, the number of selling stockholders has been reduced to 43.  The wide and relatively thin dispersion of shares should offset concerns about the size of the offering.  The 4,070,238 shares are spread across 43 selling stockholders, only one of whom (a selling stockholder with no prior relationship with the Company), is seeking to register more than 10% of the total registered amount, and none of the selling stockholders is seeking to register more than 10% of the Public Float prior to the transaction.

August 27, 2009

Even taking into consideration affiliated selling stockholders, this conclusion remains unchanged.  Based on the information provided to the Company by the selling stockholders, if affiliated selling stockholders are grouped together, the number of selling stockholders is reduced to 35 and only one group of affiliated selling stockholders (none of whom had a prior relationship with the Company) is seeking to register more than 10% of the total registered amount.

2.           The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities.

The securities overlying the Offered Shares were acquired in private placements completed on each of February 13, 2009, March 20, 2009 and March 27, 2009.  Accordingly, the securities have been held, in some cases, for over six months, and in other cases, for just less than six months. The full purchase price for the securities has been paid, and the selling stockholders have been at market risk for their entire investment since that date.  The Company will not receive any proceeds from the sale of any of the Offered Shares by the selling stockholders (although the Company will receive the exercise price of the Series D Warrants if exercised for cash).

Several characteristics of the transaction belie any argument that the selling stockholders sought to act purely as a conduit for the sale of the Offered Shares to the public.  The transaction documents contain provisions that are relevant to the selling stockholders’ intent to resell the Offered Shares.  Each selling stockholder represented and warranted in the Securities Purchase Agreements that it was acquiring the securities and the Offered Shares for its own account and not with a view towards distributing or reselling the securities and Offered Shares in connection with a public sale or distribution.  Each selling stockholder further represented that it had no arrangement or understanding, directly or indirectly, with any person to resell or distribute the securities.

Moreover, the maturity of the Series D Preferred (February 2012) and expiration of the Series D Warrants (February/March 2016) create no immediate pressure on the holders to convert the Series D Preferred or to exercise the Series D Warrants and therefore subsequently to sell the Offered Shares.  In addition, the selling stockholders acquired the securities with no assurance that the Offered Shares could be sold in a liquid market.  The Company's trading volume has been relatively modest, averaging just over 170,000 shares per day over the past three months.  As a result, the sale into the public market of a significant portion of the Offered Shares could dramatically reduce the price received, which could have the effect of causing the selling stockholders to hold the securities overlying the Offered Shares for a longer period of time.

August 27, 2009

3.           The relationship of each selling stockholder with the Company, including whether any of the selling stockholders is an affiliate of the Company.

There are a total of 43 selling stockholders (35 selling stockholders if affiliated selling stockholders are grouped together).  None of the selling stockholders is an affiliate of the Company.  With respect to 32 of the selling stockholders holding approximately 2,946,177 (or 72%) of the Offered Shares, the Company has had no direct relationship or arrangements with them other than in connection with this transaction.  Eleven selling stockholders holding approximately 1,124,061 (or 28%) of the Offered Shares participated (directly or through affiliates) in the Company’s Series A Preferred financing transaction in March 2005 and/or in the Company’s Series B Preferred financing in March 2007.  Other than in those transactions, the Company has had no direct relationship or arrangements with the selling stockholders.

4.           Any relationships among the selling stockholders.

As discussed above, some affiliated selling stockholders have invested through different vehicles and taking that into account, based on the information provided to the Company by those selling stockholders, if those affiliated selling stockholders are grouped together, the number of selling stockholders would still be relatively high at 35.  And, as discussed under point 1 above, the amounts sought to be registered by each of the selling stockholders (even after grouping together the affiliated selling stockholders) remains widely dispersed.

5.           The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments.

The Company realized net cash proceeds from the transaction of approximately $4,460,000.  More detail regarding the calculation of net proceeds (including the value of Agent Warrants that were provided as partial compensation to the placement agent) is provided below in response to Comment 6.  The dollar value of the shares registered based on the market price as of the respective dates of sale is $8,097,463.82. It is worth noting that the Series D transaction took place at a time when raising equity capital was extremely difficult for small cap companies, and as a result, the Company was negotiating terms in an environment that was not friendly to issuers.

6.           The discount at which the stockholders will purchase the common stock underlying the preferred stock and warrants upon conversion and exercise.

Information regarding the discount at which the preferred stock and warrants were sold and the possible profit as of each closing date is set forth in response to Comment 4 below.

7.           Whether or not any of the selling stockholders is in the business of buying and selling securities.

August 27, 2009

To the knowledge of the Company, none of the selling stockholders is in the business of buying and selling securities, although some may hold affiliations with other entities that are in engaged in such business.  Nevertheless, as set forth above, each of the selling stockholders represented at the time of purchase that it had no agreement or understanding to resell or distribute the securities.

Item D.29 of the SEC's 1997 Manual of Publicly Available Telephone Interpretations concludes its list of relevant factors by asking whether, considering all circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.

The Company believes that none of the conditions on which the Staff is basing its policy to limit abusive, “conduit” shelf offerings pursuant to Rule 415 is present in this offering.  Multiple, unrelated investors participated in the private placement and the terms of the transaction were based on arms’ length negotiations between the parties.  The transaction was consummated during a time when raising equity capital was unprecedentedly challenging and difficult for small companies.  There is currently not a significant trading market for the Company’s common stock, which would make it difficult for the selling stockholders to act as conduits even if they wanted to do so.  Consequently, the Company believes that the circumstances demonstrate that the selling stockholders are not acting as conduit for the issuer.

Should the Commission disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Dollar Value Underlying Securities

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred shares and convertible warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred stock and convertible warrants).

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

August 27, 2009

We are registering an aggregate of 4,070,238 shares of common stock underlying Series D Preferred and Series D Warrants on this registration statement. The dollar value of these securities is $8,097,463.82, calculated as the sum of the following:

•
$3,752,497.35 (calculated as the 1,272,033 shares of common stock underlying Series D Preferred and Series D Warrants issued in the February 13, 2009 closing that are being registered on this registration statement, multiplied by $2.95 (the closing price of our common stock on that date, as quoted on the Nasdaq Capital Market));

•
$2,959,695.52 (calculated as the 2,208,728 shares of common stock underlying Series D Preferred issued in the March 20, 2009 closing that are being registered on this registration statement, multiplied by $1.34 (the closing price of our common stock on that date, as quoted on the Nasdaq Capital Market)); and

•
$1,385,270.95 (calculated as the 589,477 shares of common stock underlying Series D Preferred and Series D Warrants issued in the March 27, 2009 closing that are being registered on this registration statement, multiplied by $2.35 (the closing price of our common stock on that date, as quoted on the Nasdaq Capital Market)).

Payments to the Investor and Affiliates

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of net proceeds to the issuer from the sale of the preferred stock and convertible warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred stock and convertible warrants.

August 27, 2009

Response:

With respect to our net cash proceeds from the transaction, such amount ($4,460,000) was disclosed in the registration statement we filed on July 17, 2009. We have again disclosed such amount on page 4 of Amendment No. 1.

With respect to the payments made in connection with the transaction and possible payments in the first year following the transaction, we propose to include the following disclosures in Amendment No. 2 to the registration statement:

The table below describes the value of payments made by the Company to selling stockholders, their affiliates and any persons with whom selling stockholders have a contractual relationship regarding the transaction. All of the payments relate to compensation and expense reimbursement negotiated with the placement agent in the transaction.

August 27, 2009

PAYMENTS TO SELLING STOCKHOLDERS, AFFILIATES OF SELLING STOCKHOLDERS, OR ANY PERSON WITH WHOM SELLING STOCKHOLDERS
HAVE A CONTRACTUAL RELATIONSHIP

Selling Stockholders, Affiliates of Selling Stockholders, or Any Person with Whom Selling Stockholders Have a Contractual Relationship	Cash Payments ($)	Value of Payments in Agent Warrants (1) ($)	Totals ($)
Garden State Securities, Inc. (2)	343,190.70	531,576.35	874,767.05
Wunderlich Securities Inc. (3)	207,500.00	315,572.10	523,072.10
Hallmark Investments (4)	38,400.00	64,021.05	102,421.05
Feldman, Weinstein & Smith Legal Fees for Counsel to Placement Agent	27,500.00	–	27,500.00
TOTALS ($)	616,590.70	911,169.50	1,527,760.20

1.  Unless otherwise noted, the value of the Agent Warrants is calculated based on the closing price of our common stock on March 27, 2009 (the date of issuance of the Agent Warrants), as quoted on the Nasdaq Capital Market, of $2.35.

August 27, 2009

2.  In consideration for its services as placement agent, Garden State Securities, Inc. was entitled to receive Agent Warrants exercisable for common stock equal to 10% of the aggregate number of shares of common stock for which the Series D Preferred and Series D Warrants were convertible or exercisable in the transaction.  In addition to the Agent Warrants, Garden State Securities was entitled to cash compensation equal to 10% of the Company’s gross proceeds from the transaction. Garden State Securities was entitled to designate recipients of its Agent Warrants and to engage sub-placement agents who would receive an allocable portion of the Agent Warrants and cash compensation. As a result, after all these designations and allocations, Garden State Securities received $343,190.70 in cash payments (including $22,500 of expense reimbursement under the Agent Agreement) and Garden State and its designees received Agent Warrants exercisable for 226,207 shares of common stock (10 shares of which was issued on March 20, 2009, and which is thus valued at the closing price of our common stock on that date, as quoted on the Nasdaq Capital Market, of $1.34).

3. In consideration for its services as sub-placement agent, Wunderlich Securities Inc. received $207,500.00 in cash payments and Wunderlich and its designees received Agent Warrants exercisable for 134,286 shares of common stock.

4. In consideration for its services as sub-placement agent, Hallmark Investments received $38,400.00 in cash payments and Hallmark and its designees received Agent Warrants exercisable for 27,243 shares of common stock.

August 27, 2009

In addition to the payments described above, we may from time to time deposit funds into a sinking fund account, which funds may be used to redeem the Series D Preferred on a pro rata basis. The Series D Certificate of Designation requires us to contribute funds to such an account if we receive any revenues from licensing certain intellectual property or if we receive awards from government agencies for certain purposes, or we can choose to voluntarily allocate funds to such account. After the later of (i) the six month anniversary of our initial contribution to the sinking fund, or (ii) the effectiveness of this registration statement, we are required to provide notice to the holders of the Series D Preferred no more than once every six months regarding the amount of cash, if any, in the sinking fund. Each holder of Series D Preferred then has the right to have us redeem the holder's shares of Series D Preferred on a pro rata basis, which redemption shall occur at 115% of the aggregated stated value of the shares of Series D Preferred prior to or on February 13, 2010, or at 120% of the aggregated stated value of the Series D Preferred thereafter.  At present time, we have not deposited any funds into the sinking fund account and have not been obligated to do so. Except as set forth above, we do not anticipate making any other payments to the selling stockholders or any of their affiliates in the first year following the sale of the Series D Preferred and the Series D Warrants.

Potential Profits on Conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock and convertible warrants, presented in a table with the following information disclosed separately:

August 27, 2009

•	the market price per share of the securities underlying the preferred stock and convertible warrants on the date of the sale of the preferred stock and convertible warrants;

•	the conversion price per share of the underlying securities on the date of the sale of the preferred stock and convertible warrants, calculated as follows:

o	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

o
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred stock and convertible warrants and determine the conversion price per share as of that date;

•	the total possible shares underlying the preferred stock and convertible warrants (assuming no interest payments and complete conversion of the preferred stock and convertible warrants);

•
the combined market price of the total number of shares underlying the preferred stock and convertible warrants, calculated by using the market price per share on the date of the sale of the preferred stock and convertible warrants and the total possible shares underlying the preferred stock and convertible warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred stock and convertible warrants calculated by using the conversion price on the date of the sale of the preferred stock and convertible warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the preferred stock and convertible warrants, calculated by subtracting the total conversion price on the date of the sale of the preferred stock and convertible warrants from the combined market price of the total number of shares underlying the preferred stock and convertible warrants on that date.

August 27, 2009

If there are provisions in the certificate of designation of preferences, rights and limitations of preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

The table below describes the total possible profit the selling stockholders could realize as a result of the conversion/exercise discount for the shares of common stock underlying the Series D Preferred and the Series D Warrants/Agent Warrants as of each Closing Date.

POTENTIAL PROFITS ON CONVERSION OF
SERIES D PREFERRED
AND
EXERCISE OF SERIES D WARRANTS/AGENT WARRANTS

Closing Date	Market Price Per Share of Common Stock on date of Issuance (1) ($)	Conversion Price of Series D Preferred (2) ($)	Exercise Price of Series D Warrants / Agent Warrants (3) ($)	Total Possible Shares of Common Stock Underlying Series D Preferred (4)	Total Possible Shares of Common Stock Underlying Series D Warrants / Agent Warrants	Combined Market Price of Total Possible Shares Underlying Series D Preferred and Series D Warrants / Agent Warrants ($)	Combined Conversion / Exercise Price of Total Possible Shares Underlying Series D Preferred and Series D Warrants / Agent Warrants ($)	Total Possible Profit the Selling Stockholders Could Realize from Conversion / Exercise Discount ($)
2/13/2009 (5)	2.95	1.40	1.60	2,050,364	1,215,543	9,634,425.65	4,815,378.40	4,819,047.25
3/20/2009 (6)	1.34	1.40	1.60	3,539,285	2,098,277	7,554,333.08	8,312,242.20	-757,909.12
3/27/2009 (7)	2.35	1.40	1.60	950,605	951,302	4,469,481.45	2,852,930.20	1,616,551.25
AGGREGATE TOTALS	–	–	–	6,540,254	4,265,122	21,658,240.18	15,980,550.80	5,677,689.38

1.  The market price per share of common stock underlying the Series D Preferred and the Series D Warrants/Agent Warrants is based on the closing prices of our common stock on February 13, 2009, March 20, 2009, and March 27, 2009, as quoted on the Nasdaq Capital Market, of $2.95, $1.34, and $2.35, respectively.

August 27, 2009

2.  The conversion price of the Series D Preferred is subject to adjustment for events such as dilutive issuances, stock splits, stock dividends, reclassifications, or similar events.  This could result in an increase in the number of shares of common stock underlying the Series D Preferred.  In addition, the conversion price of the Series D Preferred is subject to automatic adjustments as explained below in footnote 4.

3.  The exercise price of the Series D Warrants and the Agent Warrants is subject to adjustment for events such as dilutive issuances, stock splits, stock dividends, reclassifications or similar events.  In the case of stock splits or stock dividends, this could result in an increase in the number of shares of common stock underlying the Series D Warrants/Agent Warrants. In addition, the Series D Warrants and Agent Warrants may be exercised on a “cashless” basis if after the earlier of (i) the one year anniversary of the purchase date and (ii) the completion of the then applicable holding period required by Rule 144, an effective registration statement covering the shares of common stock underlying the Series D Warrants and Agent Warrants is not effective.

4.  The total possible shares of common stock underlying Series D Preferred is based on a conversion price of $0.83, as calculated in accordance with Section 6(b) of the Series D Certificate of Designation, which provides that (i) on the six month anniversary of the original issue date (i.e., August 13, 2009, or the “Initial Adjustment Date”), the conversion price reduced to equal 95% of the then conversion price (i.e., $1.40 * 0.95 = $1.33), and (ii) on each three month anniversary of the Initial Adjustment Date until maturity of the Series D Preferred, the then conversion price shall be reduced by the product of (a) the initial conversion price of the Series D Preferred ($1.85) and (b) 2.5%, thus equating to a reduction of $0.05 (i.e., $1.85 * .025) on each three month anniversary of the Initial Adjustment Date. The Series D Preferred mature on February 13, 2012, at which time the conversion price will be $0.83, barring any adjustments other than the automatic adjustments described in the foregoing sentence.

5.  The table above reflects a conversion price of the Series D Preferred of $1.40 and an exercise price of the Series D Warrants/Agent Warrants of $1.60 as of February 13, 2009. However, the actual conversion and exercise prices of these securities, as of the February 13, 2009 closing, were $1.85 and $2.60, respectively.  The prices were adjusted to $1.40 and $1.60 after the February 13, 2009 closing pursuant to certain amendment and waiver agreements entered into by the Company and the investors.  If the February 13, 2009 entry in the table above were prepared using the original conversion price of $1.85 for the Series D Preferred and the original exercise price of $2.60 for the Series D Warrants/Agent Warrants, the combined conversion/exercise price of total possible shares underlying the Series D Preferred and Series D Warrants/Agent Warrants would be $6,953,585.20 instead of $4,815,378.40, and the total possible profit the selling stockholders could realize from the conversion/exercise discount would be $2,680,840.45 instead of $4,819,047.25. On this basis, the aggregate total possible profit the selling stockholders could realize from the conversion/exercise discount would be $3,539,482.58 instead of $5,677,689.38.

August 27, 2009

6.  The March 20, 2009 entry for “Total Possible Shares of Common Stock Underlying Series D Warrants/Agent Warrants” includes 10 shares of common stock underlying an Agent Warrant with an exercise price of $1.60 per share and a market price of $1.34 per share, yielding a total possible profit of -$2.60. The holder of this Agent Warrant is not a selling stockholder on this registration statement.

7.  The March 27, 2009 entry for “Total Possible Shares of Common Stock Underlying Series D Warrants/Agent Warrants” includes 387,726 shares of common stock underlying Agent Warrants with an exercise price of $1.60 per share and a market price of $2.35 per share, yielding a total possible profit of $290,794.50. The holders of these Agent Warrants are not selling stockholders on this registration statement.

Total Potential Profit from Other Securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

August 27, 2009

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

Some of the selling stockholders participated in our private placement of Series B Preferred and Series B Warrants on March 16, 2007. The table below describes, as of the date of that transaction, the total possible profit those selling stockholders could realize as a result of the conversion/exercise discount for the shares of common stock underlying the Series B Preferred and the Series B Warrants.

August 27, 2009

POTENTIAL PROFITS FROM OTHER SECURITIES HELD BY THE SELLING STOCKHOLDERS

Name of Selling Stockholder	Market Price Per Share of Common Stock as of the Date of Sale (1) ($)	Applicable Conversion / Exercise Price as of the Date of Sale (2) ($)	Total Possible Shares of Common Stock Underlying Applicable Security as of the Date of Sale (3)	Combined Market Price of Total Possible Shares Underlying Applicable Security as of the Date of Sale ($)	Combined Conversion/Exercise Price of Total Possible Shares Underlying Applicable Security as of the Date of Sale ($)	Total Possible Profit the Selling Stockholders Could Realize from Conversion / Exercise Discount as of the Date of Sale ($)
Series B Preferred, issued March 16, 2007:
J.S.A. Investments, LLC	10.19	7.00	20,000	203,800.00	140,000.00	63,800.00
TCMP3 Partners	10.19	7.00	52,000	529,880.00	364,000.00	165,880.00
Robert Cohen	10.19	7.00	71,428	727,851.32	499,996.00	227,855.32
Series B Warrants, issued March 16, 2007:
J.S.A. Investments, LLC	10.19	10.36	60,000	611,400.00	621,600.00	-10,200.00
TCMP3 Partners	10.19	10.36	101,000	1,029,190.00	1,046,360.00	-17,170.00
Robert Cohen	10.19	10.36	35,714	363,925.66	369,997.04	-6,071.38
F Berdon Co. LP	10.19	10.36	21,000	213,990.00	217,560.00	-3,570.00
Iroquois Master Fund Ltd.	10.19	10.36	125,000	1,273,750.00	1,295,000.00	-21,250.00
AGGREGATE TOTALS	–	–	486,142	4,953,786.98	4,554,513.04	399,273.94

1.  The market price per share of common stock underlying the applicable securities is based on the closing price of our common stock on March 16, 2007, as quoted on the Nasdaq Capital Market, of $10.19.

2.  The conversion price of the Series B Preferred and the exercise price of the Series B Warrants are subject to adjustment for events such as dilutive issuances, stock splits, stock dividends, reclassifications, or similar events.  This could result in an increase in the number of shares of common stock underlying the Series B Preferred and Series B Warrants.

3.  The shares in this column list the Series B Preferred and Series B Warrants currently held by the selling stockholders, and reflect acquisitions and dispositions of those securities by the selling stockholders after the Series B transaction.

August 27, 2009

Comparison of Issuer Proceeds to Potential Investor Profit

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placement transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, convertible warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the preferred stock and convertible warrants as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the preferred stock and convertible warrants, as well as the amount of that resulting percentage averaged over the term of the preferred stock and convertible warrants.

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

The table below compares each of (i) the payments made by us in connection with the Series D transaction, and (ii) the total possible profit that the selling stockholders could realize as a result of the conversion/exercise discount of the Series D Preferred and Series D Warrants, as of the date of the Series D transaction, to the net proceeds we received from the Series D transaction.

August 27, 2009

COMPARISON OF ISSUER PROCEEDS TO POTENTIAL INVESTOR PROFIT

Gross Proceeds	5,428,307.10
Less Payments Made:
Placement Agent Fees in Agent Warrants	911,169.50
Placement Agent Fees in Cash	589,090.70
Feldman, Weinstein & Smith Legal Fees	27,500.00
Net Proceeds	3,900,546.90

Total Possible Profit to be Realized from Total Possible Discount to Market Price Upon Conversion of Series D Preferred and Exercise of Series D Warrants/Agent Warrants (1)	5,677,689.38
Total Possible Profit to be Realized from Other Securities Held by the Selling Stockholders	399,273.94

Payments Made as a Percentage of Net Proceeds (2)	39.17%
Total Possible Profit to be Realized from Total Possible Discount to Market Price Upon Conversion of Series D Preferred and Exercise of Series D Warrants/Agent Warrants as a Percentage of Net Proceeds (3)	145.56%

1.  The table above reflects a conversion price of the Series D Preferred of $1.40 and an exercise price of the Series D Warrants/Agent Warrants of $1.60 as of February 13, 2009. However, the actual conversion and exercise prices of these securities, as of the February 13, 2009 closing, were $1.85 and $2.60, respectively.  The prices were adjusted to $1.40 and $1.60 after the February 13, 2009 closing pursuant to certain amendment and waiver agreements entered into by the Company and the investors. If the calculation of total possible profit were prepared using the original conversion price of $1.85 for the Series D Preferred and the original exercise price of $2.60 for the Series D Warrants with respect to the February 13, 2009 closing, the aggregate total possible profit the selling stockholders could realize from the conversion/exercise discount would be $3,539,482.58 instead of $5,677,689.38. On that basis, the total possible profit to be realized from the total possible discount to market price upon conversion of Series D Preferred and exercise of Series D Warrants/Agent Warrants as a percentage of net proceeds would be 90.74% instead of 145.56%.

2. Averaged over the three-year term of the Series D Preferred, this percentage equals approximately 13.06% per year. Averaged over the seven-year term of the Series D Warrants, this percentage equals approximately 5.60% per year.

August 27, 2009

3.  Averaged over the three-year term of the Series D Preferred, this percentage equals approximately 48.52% per year. Averaged over the seven-year term of the Series D Warrants, this percentage equals approximately 20.80% per year.

Prior Transactions Between the Issuer and the Selling Shareholders

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

August 27, 2009

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

The tables below describe prior securities transactions between us and the selling stockholders.

August 27, 2009

PRIOR SECURITIES TRANSACTIONS BETWEEN THE COMPANY
AND THE SELLING STOCKHOLDERS

SERIES A PARTICIPATING CONVERTIBLE PREFERRED STOCK ("SERIES A PREFERRED")

Date of Transaction	Shares of Common Stock Outstanding Prior to Transaction (1)	Shares of Common Stock Outstanding Prior to Transaction Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders (2)	Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction (3)
Shares Issued
or Issuable to
Selling
Stockholders or
Affiliates of
Selling
Stockholders in
Connection with
the Transaction
as a Percentage
of Shares
Outstanding
Prior to the
Transaction
Held by
Persons other
than Selling
Stockholders,
Affiliates of the
Company, and
Affiliates of
Selling
Stockholders
					Market Price per Share of Common Stock Prior to the Transaction (4)	Current Market Price per Share of Common Stock (5)
March 15, 2005	5,960,000	1,043,000	187,500	17.98%	$2.00	$4.35

Shares Issued or Issuable to Each Selling Stockholder or Each Affiliate of Selling Stockholders in Connection with the Transaction:

Name	Shares Issued or Issuable in Connection with the Transaction
Shares Issued or Issuable in
Connection with the
Transaction as a Percentage
of Shares Outstanding Prior
to the Transaction Held by
Persons other than Selling
Stockholders, Affiliates of the
Company, and Affiliates of
Selling Stockholders

Robert Cohen	75,000	7.19%
Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA	12,500	1.20%
F Berdon Co. LP	75,000	7.19%
Philip Patt and Maxine Patt	25,000	2.40%
Total	187,500	17.98%

August 27, 2009

1.  There were 5,960,000 shares of common stock outstanding prior to consummation of the sale of Series A Preferred.

2.  Excludes 4,917,000 shares held by executive officers of the Company and the Cleveland Clinic Foundation. At the time of the transaction, no shares were held by selling stockholders or affiliates of selling stockholders.

3.  Shares issued in the transaction were Series A Preferred, all of which converted into common stock automatically on a one-to-one basis upon the Company’s initial public offering.

4.  The Company was not a publicly traded company at the time of the Series A transaction.  The purchase price of the Series A Preferred was $2.00 per share.

5.  Based on the closing price of our common stock on August 24, 2009, as quoted on the Nasdaq Capital Market, of $4.35.

August 27, 2009

SERIES B CONVERTIBLE PREFERRED STOCK ("SERIES B PREFERRED") AND SERIES B WARRANTS

Date of Transaction	Shares of Common Stock Outstanding Prior to Transaction (1)	Shares of Common Stock Outstanding Prior to Transaction Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders (2)	Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction (3)
Shares Issued
or Issuable to
Selling
Stockholders or
Affiliates of
Selling
Stockholders in
Connection with
the Transaction
as a Percentage
of Shares
Outstanding
Prior to the
Transaction
Held by
Persons other
than Selling
Stockholders,
Affiliates of the
Company, and
Affiliates of
Selling
Stockholders
					Market Price per Share of Common Stock Prior to the Transaction (4)	Current Market Price per Share of Common Stock (5)
March 16, 2007	11,889,099	6,873,149	878,142	12.78%	$10.45	$4.35

Shares Issued or Issuable to Each Selling Stockholder or Each Affiliate of Selling Stockholders in Connection with the Transaction, as of the date of the transaction:

Name	Shares Issued or Issuable in Connection with the Transaction
Shares Issued or Issuable in
Connection with the
Transaction as a Percentage
of Shares Outstanding Prior
to the Transaction Held by
Persons other than Selling
Stockholders, Affiliates of the
Company, and Affiliates of
Selling Stockholders

J.S.A. Investments, LLC (6)	30,000	0.44%
TCMP3 Partners (7)	303,000	4.41%
Robert Cohen (8)	107,142	1.56%
F Berdon Co. LP (9)	63,000	0.92%
Iroquois Master Fund Ltd. (10)	375,000	5.46%
Total	878,142	12.78%

August 27, 2009

1.  There were 11,889,099 shares of common stock outstanding prior to consummation of the sale of Series B Preferred.

2.  Calculated as the 11,889,099 shares of common stock outstanding prior to the transaction less the following shares of common stock outstanding prior to the transaction:  (i) 4,917,000 shares held by executive officers of the Company and the Cleveland Clinic Foundation, (ii) 88,946 shares held by Robert Cohen, and (iii) 10,004 shares held by F Berdon Co. LP.

3.  Shares issued in the transaction were shares underlying Series B Preferred and Series B Warrants.

4.  Based on the closing price of our common stock on March 15, 2007, as quoted on the Nasdaq Capital Market, of $10.45.

5.  Based on the closing price of our common stock on August 24, 2009, as quoted on the Nasdaq Capital Market, of $4.35.

6.  Shares of common stock issued consists of 20,000 shares underlying Series B Preferred and 10,000 shares underlying a Series B Warrant.

7.  Shares of common stock issued consists of 202,000 shares underlying Series B Preferred and 101,000 shares underlying Series B Warrants.

8.  Shares of common stock issued consists of 71,428 shares underlying Series B Preferred and 35,714 shares underlying a Series B Warrant.

9.  Shares of common stock issued consists of 42,000 shares underlying Series B Preferred and 21,000 shares underlying a Series B Warrant.

10.  Shares of common stock issued consists of 250,000 shares underlying Series B Preferred and 125,000 shares underlying a Series B Warrant.

Comparison of Registered Shares to Outstanding Shares

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

August 27, 2009

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

The table below compares the number of shares outstanding prior to the Series D transaction held by persons other than the selling stockholders, affiliates of the selling stockholders, and affiliates of the Company to the number of shares previously registered on behalf of selling stockholders and their affiliates and the status of these shares.

August 27, 2009

COMPARISON OF REGISTERED SHARES TO OUTSTANDING SHARES

Shares Outstanding Prior to Series D Transaction Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders (1)	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders that Continue to be Held by Selling Stockholders or Affiliates of Selling Stockholders	Shares Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders	Shares Registered for Resale on Behalf of Selling Stockholders or Affiliates of Selling Stockholders in Series D Transaction
Aggregate Information:
8,524,850	1,100,504	554,899	545,605	4,070,238
Individual Information:

Name	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders that Continue to be Held by Selling Stockholders or Affiliates of Selling Stockholders	Shares Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders
Robert Cohen (2)	196,088	166,927	29,161
Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA (3)	14,822	7,000	7,822
F Berdon Co. LP (4)	151,946	21,000	130,946
Philip and Maxine Patt (5)	29,648	29,648	0
Iroquois Master Fund Ltd. (6)	375,000	125,000	250,000
J.S.A. Investments, LLC (7)	30,000	30,000	0
TCMP3 Partners (8)	303,000	175,324	127,676
Totals	1,100,504	554,899	545,605

August 27, 2009

1.  Calculated as the 13,850,805 shares of common stock outstanding prior to the transaction less the following shares of common stock outstanding prior to the transaction:  (i) 4,917,000 shares held by executive officers of the Company and the Cleveland Clinic Foundation, (ii) 100,000 shares held by Michael N. Emmerman, (iii) 81,968 shares held by Richard and Arline McGowan, (iv) 7,500 shares held by Martin H. Meyerson, (v) 10,000 shares held by Martin H. Meyerson IRA, (vi) 40,000 shares held by J.S.A. Investments, LLC, (vii) 10,000 shares held by J.A. Meyerson IRA, (viii) 7,000 shares held by Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA, (ix) 28,430 shares held by Zanett Opportunity Fund Ltd., (x) 12,300 shares held by Robert Brous, (xi) 22,324 shares held by TCMP3 Partners, (xii) 59,785 shares held by Robert H. Cohen, and (xiii) 29,648 shares held by Philip and Maxine Patt.

2.  Shares registered for resale include 88,946 shares of common stock registered in connection with the Series A transaction, 71,428 shares of common stock originally underlying Series B Preferred and 35,714 shares of common stock originally underlying a Series B Warrant.

3. Shares registered for resale include 14,822 shares of common stock registered in connection with the Series A transaction.

4. Shares registered for resale include 88,946 shares of common stock registered in connection with the Series A transaction, 42,000 shares of common stock originally underlying Series B Preferred and 21,000 shares of common stock originally underlying a Series B Warrant.

5. Shares registered for resale include 29,648 shares of common stock registered in connection with the Series A transaction.

6.  Shares registered for resale include 250,000 shares of common stock originally underlying Series B Preferred and 125,000 shares of common stock originally underlying a Series B Warrant.

7.  Shares registered for resale include 20,000 shares of common stock originally underlying Series B Preferred and 10,000 shares of common stock originally underlying a Series B Warrant.

8.  Shares registered for resale include 202,000 shares of common stock originally underlying Series B Preferred and 101,000 shares of common stock originally underlying Series B Warrants.

August 27, 2009

Intention and Ability to Make All Payments and the Presence or Absence of Short Selling by the Shareholder

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on the information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).

Response:

We propose to include the following disclosures in Amendment No. 2 to the registration statement:

We may from time to time deposit funds into a sinking fund account, which funds may be used to redeem the Series D Preferred on a pro rata basis. The Series D Certificate of Designation requires us to contribute funds to such an account if we receive any revenues from licensing certain intellectual property or if we receive awards from government agencies for certain purposes, or we can choose to voluntarily allocate funds to such account. After the later of (i) the six month anniversary of our initial contribution to the sinking fund, or (ii) the effectiveness of this registration statement, we are required to provide notice to the holders of the Series D Preferred no more than once every six months regarding the amount of cash, if any, in the sinking fund. Each holder of Series D Preferred then has the right to have us redeem the holder's shares of Series D Preferred on a pro rata basis, which redemption shall occur at 115% of the aggregated stated value of the shares of Series D Preferred prior to or on February 13, 2010, or at 120% of the aggregated stated value of the Series D Preferred thereafter.  At present time, we have not deposited any funds into the sinking fund account and have not been obligated to do so.  Except as set forth in the response to question 3 with respect to payments made at the time of sale, we do not anticipate making any other payments to the selling stockholders or any of their affiliates in the first year following the sale of the Series D Preferred and the Warrants.  We have the intention of making payments from such sinking fund account in accordance with our obligation, and because these funds will be required to be set aside in the account, we have a reasonable basis to believe that we will have the financial ability to do so.

August 27, 2009

In the Securities Purchase Agreements, each investor represented that it had not directly or indirectly engaged in any purchase or sale of securities of the Company, including any short sales, during the period commencing from the time that such investor first received a summary of terms (written or oral) from the Company or any other person setting forth the material terms of the Series D transaction. Each investor also agreed not to engage in such transactions prior to the filing of our report on Form 8-K describing the transactions contemplated by the Securities Purchase Agreements. In the Securities Purchase Agreements, each investor also acknowledged the positions of the SEC as set forth in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997. At the time of the Series D transaction, each investor provided the Company with a questionnaire regarding ownership of securities of the Company. The investors are required to provide the Company with prompt notification of any changes in the information provided in the questionnaire, and, to date, the Company has not received a notice from any investors regarding entry into any short positions.

Relationships Between the Issuer and the Selling Shareholders

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and convertible warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and convertible warrants.

If it is your view that such a description of the relationships and arrangements between and among these parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

August 27, 2009

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

The Company’s relationship and arrangements during the past three years with the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship is limited to (i) the Company’s entry into that certain Agent Agreement with GSS, pursuant to which GSS served as placement agent for the Series D transaction, and (ii) participation by certain selling stockholders in previous private placements. With regard to the latter, the following persons were participants in our sale of Series A Preferred Stock, consummated on March 15, 2005:  Robert Cohen, Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA (an affiliate of JPMCC FBO Stuart Schapiro JMPCC Master Defined Cont Money Purchase Pension Plan), F Berdon Co. LP (an affiliate of Berdon Ventures LLC), and Philip and Maxine Patt. In addition, the following persons were participants in our sale of Series B Preferred Stock, consummated on March 16, 2007:  J.S.A. Investments, LLC, TCMP3 Partners, Robert Cohen, F Berdon Co. LP (an affiliate of Berdon Ventures LLC), and Iroquois Master Fund Ltd.

In addition, we have attached the Agent Agreement that we entered into with GSS as Exhibit 10.1 to Amendment No. 1. By filing this Agent Agreement, we have now filed with the Commission copies of all requested agreements.

The Method by which the Number of Registered Shares was Determined

11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

We propose to include the following disclosure in Amendment No. 2 to the registration statement:

August 27, 2009

The number of shares being registered on this registration statement (4,070,238) is equal to the sum of (i) 3,855,951, which is the number of shares of common stock underlying  Series D Preferred (based on the current conversion price of $1.33) that are being registered on this registration statement, and (ii)  214,287, which is the number of shares of common stock underlying Series D Warrants that are being registered on this registration statement. Amendment No. 1 to the registration statement has been revised to reflect this adjustment in the number of shares being registered.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

/s/ Ram Padmanabhan

Ram Padmanabhan

cc: Michael Fonstein

Enclosures